Exhibit 99.9

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Annual Report on Form 40-F and Registration Statement on Form S-8 (File No. 333-279955) of our report dated May 2, 2024, with respect to our audit of the consolidated financial statements of Kolibri Global Energy, Inc. as of December 31, 2023 and for the year ended December 31, 2023 appearing in the Annual Report on Form 40-F of Kolibri Global Energy, Inc. for the year ended December 31, 2024. We were dismissed as auditors on August 29, 2024 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Annual Report on Form 40-F for the periods after the date of our dismissal.

/s/ Marcum LLP

Marcum llp

Houston, Texas

March 25, 2025